Exhibit 21.1
Subsidiaries of the Registrant

Entity	Jurisdiction
CUX, Inc.	United States (Delaware)
Udemy Australia Pty Limited	Australia
Udemy Ireland Ltd.	Ireland
Udemy Japan GK	Japan
Udemy Bilisim Teknolojiler I Danismanlik ve Muhendislik Hizmetleri Limited Sirketi	Turkey
Udemy India LLP	India
Udemy Servicos Promocionais Sociedade Limitada	Brazil
Udemy UK Limited	United Kingdom
Udemy International Holdings I, Inc.	United States (Delaware)
Udemy International Holdings II, Inc.	United States (Delaware)
Udemy Mexico S. de R. L. de C.V	Mexico